SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 December 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 17 December 2021 re: Director/PDMR Shareholding

17 December 2021

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2020 Annual Report and Accounts published on 24 February 2021. The 2020 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

FIXED SHARE AWARDS
This announcement details the number of Shares acquired by PDMRs in respect of the fourth quarter of 2021 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 17 December 2021, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 46.87 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three year period, with one-third being released each year on 17 December.

Name	Shares
Charlie Nunn	296,831
William Chalmers	144,612
Dave Gledhill	153,755
Antonio Lorenzo	141,291
Vim Maru	141,291
David Oldfield	138,521
Janet Pope	98,943
Stephen Shelley	140,500
Andrew Walton	98,943

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	296,831

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	144,612

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dave Gledhill
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	153,755

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	141,291

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	141,291

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	138,521

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	98,943

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	140,500

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the fourth quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.4687	98,943

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-12-17
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 December 2021